#2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

April 19, 2011

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorato Resources Inc.
Amendment No. 1 to Form 20-F for Fiscal Year Ended January 31, 2010
Filed March 1, 2011
File No. 000-33299

Dear Mr. Owings:

     On behalf of Dorato Resources Inc. (the “Company”), this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 18, 2011 (the “Comment Letter”) relating to the above-referenced amended annual report (the “Amended Form 20-F”). Set forth in italicized print below are the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s responses.

4.B Business Overview, page 20

1.

We note your revised disclosure in response to comment six in our letter dated January 28, 2011. Please expand your disclosure to provide a more definitive description of the requirements of each stage of your process for each of your properties in order for an investor to understand the current state of your operations. As examples, and not an exhaustive list, please indicate on page 30 whether your results to date would be sufficient to support commercialization if further drilling results are consistent with the current results. When is further drilling expected to commence and for what period of time? On page 32, you state that the Canelo Target is in the earliest stage of exploration without discussing the meaning of that statement. Also on that page, you indicate that the Lucero project is an advanced exploration target without discussing the meaning of that statement. In that regard, when will you make a decision on drilling and when will that commence? What is the duration? Please provide more detailed status discussions for each of your properties.

Response:

Thank you for your comments. The Company proposes to include in its next annual report on Form 20-F, which will be due on August 1, 2011, disclosure that reads substantially as follows:

The Cordillera del Condor is a ‘grassroots’ exploration project, meaning that there are no existing mine operations in the project area. Early stage exploration begins with review of satellite imagery and existing regional geology maps, followed by airborne geophysical surveys. Geophysical surveys are rapid assessment tools that help generate targets for further exploration. In the Cordillera del Condor, a helicopter is flown on lines spaced 400 meters apart. The instruments on the helicopter measure the physical properties of the rocks on the ground, including magnetic, electromagnetics and radiometrics. Once that data has been reviewed, targets are defined for additional work on the ground. This includes geological mapping and surface geochemical sampling of stream sediments, soils and rocks. This sampling helps define areas for more detailed sampling and mapping. Ultimately, drill targets are defined based on an assessment of all data collected.

Advanced exploration is focused on initial drill-testing of these targets. This phase may involve anything from 5 to 50 drillholes depending on the type of mineral deposit encountered and the level of information required to make a decision to move forward. The ultimate aim is to discover a mineral deposit worthy of additional investigation.

Following advanced exploration, a project will move to resource definition if warranted. Drilling continues to define the deposit and ultimately an independent third party will calculate an initial resource. A project may go through several phases of drilling and resource estimation before a decision is made to move to more advanced studies.

Ultimately, a project would move through three phases of advanced studies called Preliminary Economic Assessment (also called a scoping study), Prefeasibility Study and a Feasibility Study. These studies may take several years. Ultimately on receipt of a positive feasibility study, a company is in a position to make a production decision – this is the final decision to build a mine and begin development work.

With respect to every exploration property that is sufficiently material to be discussed in the Company’s next annual report on Form 20-F, the Company will disclose, in addition to any other disclosures required by the form, (i) the current status of the property with reference to the above summary, (ii) a summary of the prior work completed on the property and (iii) a summary of the work proposed to be completed on the property.

With respect to your particular comment requesting an indication as to whether results to date would be sufficient to support commercialization if further drilling results are consistent with the current results, the Company has in the past included statements highlighting the insufficiency of drilling results in part to avoid any impression that the Company is projecting future results sufficient to support commercialization. In addition, under applicable Canadian standards, the Company is prohibited from making any such projections without an independent, Preliminary Economic Assessment, Pre-feasibility Study or Feasibility Study that complies with National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators.

Conflicts of Interest, page 40

2.

We note your response to comment ten in our letter dated January 28, 2011. In this regard, we note that your chart continues to disclose that Messrs. Drescher and Cruise are both President of Trevali Resources Corp. Please revise or advise.

Response:

The chart included on page 41 of the Amended Form 20-F correctly identifies Mr. Drescher as President of only Ravencrest Resources Inc. and Mr. Cruise as President of Trevali Resources Corp.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith J. Henderson
Keith J. Henderson
President and Chief Executive Officer

cc: Christopher Doerksen, Dorsey & Whitney LLP